Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated November 5, 2019 (To Stock-Linked Underlying Supplement dated November 6, 2018, Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$3,000,000 Capped Leveraged Notes Linked to a Basket of Common Equity Securities in the Technology Sector due December 10, 2020

•      The Capped Leveraged Notes (the “notes”) provide a 1.5-to-1 upside exposure to any increases in an equally weighted basket of 11 common equity securities described below (the “Basket”), subject to a Maximum Return of 23.00%. If the value of the Basket decreases, investors will be subject to 1-to-1 downside exposure to any decrease in the value of the Basket, with up to 100% of the principal at risk.

•      The Basket will be comprised of the common equity securities of Apple Inc. (Bloomberg ticker “AAPL UW EQUITY”), Amazon.com, Inc. (Bloomberg ticker “AMZN UW EQUITY”), salesforce.com, inc. (Bloomberg ticker “CRM UN EQUITY”), DocuSign, Inc. (Bloomberg ticker “DOCU UW EQUITY”), ServiceNow, Inc. (Bloomberg ticker “NOW UN EQUITY”), RingCentral, Inc. (Bloomberg ticker “RNG UN EQUITY”), Atlassian Corporation Plc (Bloomberg ticker “TEAM UW EQUITY”), Twilio Inc. (Bloomberg ticker “TWLO UN EQUITY”), Veeva Systems Inc. (Bloomberg ticker “VEEV UN EQUITY”), Zendesk, Inc. (Bloomberg ticker “ZEN UN EQUITY”), and Zoom Video Communications, Inc. (Bloomberg ticker “ZM UW EQUITY”) (each, a “Reference Stock”).

•      The notes do not pay interest.

•      The notes will not be listed on any securities exchange.

•      The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$17.50	$982.50
Total	$3,000,000.00	$52,500.00	$2,947,500.00

(1)    Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the public offering price for investors purchasing the notes in these accounts will be $982.50 per note.

(2)    CIBC World Markets Corp. (“CIBCWM”) will receive commissions from the Issuer of 1.75% of the principal amount of the notes, or $17.50 per $1,000 principal amount. CIBCWM will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The commission received by CIBCWM will be equal to the selling concession paid to such dealers.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $941.60 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on November 8, 2019 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated November 6, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•      Underlying supplement dated November 6, 2018:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066559/a18-39408_12424b2.htm

•      Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$3,000,000

Term:	Approximately 13 months

Trade Date/Pricing Date:	November 5, 2019

Original Issue Date:	November 8, 2019

Final Valuation Date:	December 7, 2020, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Maturity Date:	December 10, 2020, subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Reference Asset:	An equally weighted basket of 11 Reference Stocks. The Reference Stock Issuers are as follows:

	Reference Stock Issuers	Bloomberg Tickers	Initial Component Prices ($)
	Apple Inc.	AAPL UW Equity	257.13
	Amazon.com, Inc.	AMZN UW Equity	1,801.71
	salesforce.com, inc.	CRM UN Equity	158.15
	DocuSign, Inc.	DOCU UW Equity	66.00
	ServiceNow, Inc.	NOW UN Equity	241.86
	RingCentral, Inc.	RNG UN Equity	161.96
	Atlassian Corporation Plc	TEAM UW Equity	114.19
	Twilio Inc.	TWLO UN Equity	91.33
	Veeva Systems Inc.	VEEV UN Equity	140.68
	Zendesk, Inc.	ZEN UN Equity	70.71
	Zoom Video Communications, Inc.	ZM UW Equity	66.89

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•      If the Final Basket Value is greater than the Initial Basket Value, the lesser of:

(1)  $1,000 + ($1,000 × Percentage Change × Upside Participation Rate); and

(2)  $1,000 + ($1,000 × Maximum Return)

•      If the Final Basket Value is equal to or less than the Initial Basket Value:

$1,000 + ($1,000 × Percentage Change)

If the Final Basket Value is less than the Initial Basket Value, you will lose 1% of the principal amount for each 1% decrease in the value of the Basket. Accordingly, you may lose up to 100% of the principal amount.

Upside Participation Rate:	150%

Maximum Return:	23.00%

Percentage Change:	Final Basket Value – Initial Basket Value, expressed as a percentage. Initial Basket Value

Initial Basket Value:	100

Final Basket Value:	The Final Basket Value will be calculated as follows: 100 + [100 x (the sum of the Component Return for each Reference Stock multiplied by its Component Weighting)]

Component Weighting:	For each Reference Stock, 1/11

Component Return:	For each Reference Stock, the quotient below, expressed as a percentage: Final Component Price - Initial Component Price Initial Component Price

Initial Component Price:	For each Reference Stock, its Closing Price on the Trade Date, as set forth in the table above.

Final Component Price:	For each Reference Stock, its Closing Price on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605WTQ4 / US13605WTQ41

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Basket Value relative to the Initial Basket Value. We cannot predict the value of the Basket or the price of any Reference Stock at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Basket or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Basket from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Upside Participation Rate:	150%

Maximum Return:	23.00%

Initial Basket Value:	100

Hypothetical Final Basket Value of the Basket	Hypothetical Percentage Change of the Basket	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$1,230.00	23.00%
175.00	75.00%	$1,230.00	23.00%
150.00	50.00%	$1,230.00	23.00%
125.00	25.00%	$1,230.00	23.00%
115.34	15.34%	$1,230.00	23.00%(1)
110.00	10.00%	$1,150.00	15.00%
105.00	5.00%	$1,075.00	7.50%
102.00	2.00%	$1,030.00	3.00%
100.00(2)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$900.00	-10.00%
80.00	-20.00%	$800.00	-20.00%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.000%	$500.00	-50.00%
25.00	-75.00%	$250.00	-75.00%
10.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

(1)                                 The return on the notes cannot exceed the Maximum Return.

(2)                                 The Initial Basket Value was set to 100.00 on the Trade Date.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Basket Is 50.00%.

Because the Percentage Change multiplied by the Upside Participation Rate of 150% exceeds the Maximum Return of 23.00%, the Payment at Maturity would be $1,230.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

= $1,000 + ($1,000 × 23.00%)

= $1,230.00

Example 1 shows that the return on the notes will not exceed the Maximum Return, regardless of the extent to which the value of the Basket increases.

Example 2: The Percentage Change of the Basket Is 2.00%.

Because the positive Percentage Change multiplied by the Upside Participation Rate of 150% does not exceed the Maximum Return of 23.00%, the Payment at Maturity would be $1,030.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 150%)

= $1,030.00

Example 2 shows that the notes provide a leveraged return if the positive Percentage Change multiplied by the Upside Participation Rate does not exceed the Maximum Return.

Example 3: The Percentage Change of the Basket Is -75.00%.

Because the Final Basket Value is less than the Initial Basket Value, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the value of the Basket.  You may lose up to 100% of the principal amount.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•      You believe that the value of the Basket will increase moderately from the Initial Basket Value to the Final Basket Value.

•      You are willing to make an investment that is exposed to the negative performance of the Basket on a 1-to-1 basis for each percentage point that the Final Basket Value is less than the Initial Basket Value.

•      You are willing to accept that the return on the notes will be limited to the Maximum Return.

•      You do not seek current income over the term of the notes.

•      You are willing to forgo dividends or other distributions paid on the Reference Stocks.

•      You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•      You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be suitable for you if:

•      You believe that the value of the Basket will decrease from the Initial Basket Value to the Final Basket Value or that it will not increase sufficiently to provide you with your desired return.

•      You are unwilling to make an investment that is exposed to the negative performance of the Basket on a 1-to-1 basis for each percentage point that the Final Basket Value is less than the Initial Basket Value.

•      You seek full payment of the principal amount of the notes at maturity.

•      You seek an uncapped return on your investment.

•      You seek current income over the term of the notes.

•      You want to receive dividends or other distributions paid on the Reference Stocks.

•      You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•      You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

You may lose some or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Basket Value. The Bank will only repay you the full principal amount of your notes if the Final Basket Value is equal to or greater than the Initial Basket Value. If the Final Basket Value is less than the Initial Basket Value, you will be exposed on a 1-to-1 basis to any decrease in the value of the Basket.  You may lose up to 100% of your principal amount.

The potential return on your notes will be limited by the Maximum Return.

Your ability to participate in any increase in the value of the Basket will be limited because of the Maximum Return. The Maximum Return will limit the payment you may receive at maturity, no matter how much the value of the Basket may rise beyond approximately 115.34% of the Initial Basket Value over the term of the notes.

The payment on the notes is not linked to the value of the Basket at any time other than the Final Valuation Date.

The payment on the notes will be based on the value of the Basket on the Final Valuation Date. Therefore, if the value of the Basket declined substantially as of the Final Valuation Date compared to the Initial Basket Value, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the value of the Basket on a date other than the Final Valuation Date. Although the actual value of the Basket at other times during the term of the notes may be higher than its value on the Final Valuation Date, the payment on the notes will not benefit from the value of the Basket at any time other than the Final Valuation Date.

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Basket, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

An investment in the notes is subject to risks associated with investing in stocks in the technology sector.

The Reference Stocks are issued by companies whose primary business is directly associated with the technology sector. Because the value of the notes is linked to the performance of the Reference Stocks, an investment in the notes exposes investors to risks associated with investments in the stocks of companies in the technology sector.

The profitability of technology companies can be significantly affected by intense competition and rapid product obsolescence. Technology companies may also have limited product lines, markets, financial resources or personnel. In addition, technology companies are heavily dependent on intellectual property rights, and the loss or impairment of those rights could adversely affect the prices of the Reference Stocks and increase the volatility of the Basket.

The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the technology sector than a different investment linked to a more broadly diversified group of issuers. All of these factors could have an adverse effect on the price of the Reference Stocks and, therefore, on the value of the notes.

The notes are subject to risks associated with Reference Stocks that have very limited trading history.

The common stock of DocuSign, Inc. began trading in April 2018, and the common stock of Zoom Video Communications, Inc. began trading in April 2019. Accordingly, there is very limited trading history available for these Reference Stocks upon which you can evaluate its prior performance.

The notes will be subject to non-U.S. securities markets risk.

An investment in securities linked to the value of non-U.S. companies, such as Atlassian Corporation Plc, which is an England issuer, involves risks associated with the home country of such non-U.S. companies. The prices of such non-U.S. companies’ common equity securities may be affected by political, economic, financial and social factors in the home country of such non-U.S. companies, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the notes.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to a Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon a Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of any Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of a Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Reference Stock has occurred, and make a good faith estimate in its sole discretion of the Closing Price for an affected Reference Stock if the Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

There will be limited anti-dilution protection.

For certain events affecting shares of a Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of a Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of a Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement, and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), each Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuers can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of any Reference Stock Issuer. Neither we nor any of our affiliates have participated or will participate in the preparation of any Reference Stock Issuer’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to any Reference Stock Issuer in connection with the offering of the notes. None of us or any of our affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuers are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuers could affect the prices of the Reference Stocks and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stocks is not a recommendation to buy or sell shares of the Reference Stocks.

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. It sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000320193. This Reference Stock trades on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “AAPL.”

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a wide range of products. The company’s products include books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, Web-based credit card payment, and direct shipping to customers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001018724. This Reference Stock trades on the Nasdaq under the symbol “AMZN.”

salesforce.com, inc.

salesforce.com, inc. designs and develops enterprise software. The company supplies a customer relationship management service to businesses worldwide, providing a technology platform for customers and developers to build and run business applications. Clients uses salesforce.com to manage their customer, sales, and operational data. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001108524. This Reference Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “CRM.”

DocuSign, Inc.

DocuSign, Inc. provides electronic signature solutions. The company offers its services to mortgage, non-profit, government, real estate, insurance, technology, and healthcare industries. It serves customers worldwide. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001261333. This Reference Stock trades on the Nasdaq under the symbol “DOCU.”

ServiceNow, Inc.

ServiceNow, Inc. provides enterprise information technology (IT) management software. The company designs, develops, and produces prepackaged computer software, cloud services, and an IT service management platform. It serves customers throughout the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001373715. This Reference Stock trades on the NYSE under the symbol “NOW.”

RingCentral, Inc.

RingCentral, Inc. operates as a provider of software-as-a-service solutions for business communications. The company offers a multi-user and enterprise-grade communications solution that enables customers and their employees to communicate via voice, text, HD video and web conferencing, and fax on multiple devices, including smartphones, tablets, and computers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001384905. This Reference Stock trades on the NYSE under the symbol “RNG.”

Atlassian Corporation Plc

Atlassian Corporation Plc designs and develops enterprise software. The company offers project management, collaboration, issue tracking, integration, deployment, and support services. It conducts its business worldwide. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001650372. This Reference Stock trades on the Nasdaq under the symbol “TEAM.”

Twilio Inc.

Twilio Inc. develops and publishes internet infrastructure solutions. The company offers a cloud computing platform to allow web developers to integrate phone calls, internet protocol voice communications, and text messages into web, mobile, and phone applications. It serves customers worldwide. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001447669. This Reference Stock trades on the NYSE under the symbol “TWLO.”

Veeva Systems Inc.

Veeva Systems Inc. provides cloud-based business services. The company offers enterprise applications, multichannel platform, customer relationship, and content management solutions. It serves customers in the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001393052. This Reference Stock trades on the NYSE under the symbol “VEEV.”

Zendesk, Inc.

Zendesk, Inc. provides web-based help desk software with a customer support platform. The company offers applications that allow clients to manage incoming support requests from end customers from any Internet connected computer. It serves customers in the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001463172. This Reference Stock trades on the NYSE under the symbol “ZEN.”

Zoom Video Communications, Inc.

Zoom Video Communications, Inc. develops a people-centric cloud service that transforms real-time collaboration experience. The company offers unified meeting experience, a cloud service that provides a 3-in-1 meeting platform with HD video conferencing, mobility, and web meetings. It serves customers worldwide. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001585521. This Reference Stock trades on the Nasdaq under the symbol “ZM.”

Hypothetical Historical Performance of the Basket

While actual historical information on the Basket does not exist before the Trade Date, the following graph sets forth the hypothetical historical performance of the Basket from April 17, 2019, the day when the common stock of  Zoom Video Communications, Inc. began trading, through November 5, 2019.  The graph is based upon actual daily historical prices of the Reference Stocks and a Basket value of 100.00 as of April 17, 2019. This hypothetical historical data of the Basket is not necessarily indicative of its future performance or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Historical Performance of the Reference Stocks

The following graphs set forth daily Closing Prices of the Reference Stocks for the period from January 1, 2014 (or the date the relevant Reference Stocks began trading, as applicable) to November 5, 2019. We obtained the Closing Prices below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of a Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Reference Stock at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stocks will result in any positive return on your investment.

Historical Performance of AAPL

Source: Bloomberg

Historical Performance of AMZN

Source: Bloomberg

Historical Performance of CRM

Source: Bloomberg

Historical Performance of DOCU

Source: Bloomberg

Historical Performance of NOW

Source: Bloomberg

Historical Performance of RNG

Source: Bloomberg

Historical Performance of TEAM

Source: Bloomberg

Historical Performance of TWLO

Source: Bloomberg

Historical Performance of VEEV

Source: Bloomberg

Historical Performance of ZEN

Source: Bloomberg

Historical Performance of ZM

Source: Bloomberg

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-20 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should not be considered to have a delta of 1.0, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM will purchase each of the notes from the Bank at a purchase price equal to the price to public net of a commission of 1.75% of the principal amount of such notes. Any notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for notes purchased by certain fee-based advisory accounts will be 98.25% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 1.75% of the principal amount of the notes.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a)         the expression “retail investor” means a person who is one (or more) of the following:

(i)           a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)          a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)         not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended); and

(b)         the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

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